Pediatric Prosthetics, Inc.
12926 Willow Chase Drive
Houston, TX 77070
(281) 897-1108

July 18, 2007
Mr. Matt Franker
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549
Phone: (202) 551-3749
Fax: (202) 772-9368

Re:	Pediatric Prosthetics, Inc.
Registration Statement on Form SB-2
File No. 333-140554

Dear Mr. Franker:

Request is hereby made to accelerate the effectiveness of the above referenced registration statement to 4:00 p.m. eastern standard time, Friday, July 20, 2007, or as soon thereafter as practicable.

Additionally, Pediatric Prosthetics, Inc. (the "Company") acknowledges that:

o	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

o
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

o
The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

  Please direct any comments or questions to our counsel, The Loev Law Firm, PC, at (713) 524-4110.

Sincerely,

Pediatric Prosthetics, Inc.

/s/ Kenneth W. Bean
Kenneth W. Bean
Vice President